[GRAPHIC OMITTED]August 11, 1997

The Munder Funds Trust
480 Pierce Street
Birmingham MI 48009

Dear Sir or Madam:

         As counsel for The Munder Funds Trust (the "Trust") during the fiscal year ended June 30, 1997, we are familiar with the registration of the Trust under the Investment Company Act of 1940 (File No. 811-5899) and with the registration statement relating to its shares of beneficial interest (the "Shares") under the Securities Act of 1933 (File No. 33-30913). We have also examined such other records, agreements, documents and instruments as we deemed appropriate.

         Based upon the foregoing, it is our opinion with respect to the Shares the registration of which is being made definite by a notice pursuant to Rule 24f-2 under the Investment Company Act of 1940 ("Notice") being filed by the Trust for its fiscal year ended June 30, 1997, assuming such Shares were sold at the public offering price and delivered by the Trust against receipt of the net asset value of the Shares in compliance with the terms of the Registration Statement and the requirements of applicable law, that such Shares were, when sold, duly and validly authorized, legally and validly issued, and fully paid and non-assessable by the Trust.

         We consent to the filing of this opinion in connection with the Notice to be filed on behalf of the Trust for its fiscal year ended June 30, 1997 with the Securities and Exchange Commission.


                                   Sincerely,

                                              /s/ Dechert Price & Rhoads

                                                  Dechert Price & Rhoads